

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2025

Dennis O'Leary
Chief Executive Officer
DarkPulse, Inc.
3 Columbus Circle
Floor 15
New York , NY 10019

> **Re: DarkPulse, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 21, 2025**
> **File No. 333-288806**

Dear Dennis O'Leary:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim at 202-551-3297 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian Higley, Esq.